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77C: Submission of matters to a vote of security holders

At the Special Meeting of Shareholders of Franklin Templeton Total Return FDP Fund held on Wednesday, November 25, 2015, shareholders were asked to vote on the following proposal:

       Proposal 1. To approve the use of a manager of managers structure with respect to the Fund.

With respect to this Proposal, the shares of the Fund were voted as follows:

                             For      Against Abstain
                          10,987,930  468,735 533,348